

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 8, 2017

Rajiv Shukla
Chief Executive Officer
Constellation Alpha Capital Corp.
3 Allied Drive, Suite 303
Dedham, MA 02026

>   **Re: Constellation Alpha Capital Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 18, 2017**
>   **File No. 333-218093**

Dear Mr. Shukla:

We have reviewed your June 2, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 62

1. We note your response to prior comment 2; however, given that the issuance of the rights is contingent upon your initial business combination and not the IPO, we do not believe your calculation of hypothetical IPO price per share of $9.09 by including the contingent 1,250,000 ordinary shares issued for outstanding rights upon the initial business combination is appropriate. Please revise to start your dilution calculation with the IPO price of $10 per share.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure